SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  June 2, 2010

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated June 2, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

“James Sinclair”

 Date:   June 2, 2010

James E. Sinclair, Chief Executive Officer

Exhibit 1

Connecticut Office:

Form 20-F, File No. 001-32500

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

TSX: TNX

Tel:  (860) 364-1830

NYSE Amex Equities:  TRE

Fax:  (860) 364-0673

South Surrey Office:

Suite 404  1688 152nd Street

South Surrey, BC  V4A 4N2

Toll Free: 1-800-811-3855

Email:  investors@TanzanianRoyaltyExploration.com

Tel: (604) 536-7873

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 536-2529

                News Release - June 2, 2010

Tanzanian Royalty Announces 94.50% Average Gold Recovery from Preliminary Metallurgical Test Work at Kigosi Project

Tanzanian Royalty Exploration Corporation is pleased to announce that preliminary metallurgical test results show high gold recoveries from the in-situ quartz rubble-bed associated with the Company's Kigosi Gold Project in Tanzania.

During the previously completed RC drilling programs within the Luhwaika Prospect Area at Kigosi, a substantial gold-mineralized surface gravel resource was delineated on a 30 metres x 100 metres grid system. This zone is currently being evaluated through close-spaced pitting and trenching.

Highlights from the metallurgical test work conducted on two bulk samples recovered from Luhwaika Prospect Area included: Respective head grades for gold averaged 1.77g/t and 1.59g/t; respective gold grading analyses indicated that 89% and 84% of the gold reports to the 75 micron fraction; heavy liquid separation (HLS) analyses indicated that the gold in both samples is highly amenable to upgrading by gravity separation techniques, with 93% and 84% of the gold respectively reporting to HLS sinks; gravity separation analyses indicated that the majority of gold can be extracted using gravity separation, with 91%  and 98% of the gold recoverable as free gold for the two samples; the source of the gold is proximal with trace amounts of pyrite and; no refractory issues with respect to the grade mineralization have been identified.

The objectives for this study were twofold. The first involved a grading analysis (assay by size) that helped establish the distribution of gold across various size fractions; the second objective was to understand the nature and mode of occurrence of the gravity recoverable gold as part of the preliminary establishment of cost effective and practical means for the recovery of gold from this potentially economic gravel deposit.

The preliminary metallurgical test work was completed using two bulk samples of surface rubble material weighing approximately 45 kg each. The samples were stage-crushed to achieve 100% passing 3.32 mm. After that 20 kg of the crushed material from each sample was subsequently milled to 50% passing -75micron mesh. Grading analysis was conducted on a 1 kg split of each sample (50% -75microns) of which six size fractions (+212 micron, -212/+106micron, -106/+75micron, - 75/+53micron, -53/+25micron & -25micron) were individually produced and assayed independently.

Concentrates and tailings from 2 x 4 kg of each sample generated by gravity separation using a Falcon Gravity Separator were assayed in order to calculate the overall gold distribution.

"The high degree of liberation and availability of the gold indicated by these results is very encouraging," said Joseph Kahama, the President of Tanzanian Royalty.

"While the results of this early work cannot be considered definitive, these tests have demonstrated that the Luhwaika surface rubble assessed to date is amenable to producing excellent gold recoveries using off the shelf gravity-based ore dressing processes," he stated.

The preliminary metallurgical test is the result of the ongoing exploration and economic assessment of the Luhwaika gold discovery. Current exploration is focused on pitting and trenching to accurately quantify potentially economic surface rubble tonnages and grades for the RC-delineated rubble bed outline.

The preliminary metallurgical test work program was conducted by Mineralogist L. L. Coetzee of SGS Laboratory in South Africa under the supervision of Senior Mineralogist Solly J. Theron.

The planning, execution and monitoring of quality control programs are under the supervision of Mr. Peter T. Zizhou, P.Geo, Riaan van der Westhuizen, the Company’s Senior Vice President and Mr. Fritz Verheem, the Company’s Mining Consultant.   Mr. Zizhou is a qualified person with SACNASP (Reg. No.400028/08) as defined by National Instrument 43-101.

Tanzanian Royalty utilizes an industry standard QA/QC protocol with respect to sampling procedures. Blanks and certified reference standards are inserted into the sample stream to monitor laboratory performance and duplicates of pulps and bulk rejects are also used to monitor laboratory performance.

Additional information and public documents about Tanzanian Royalty Exploration Corporation can be viewed at the Company's website at: www.TanzanianRoyaltyExploration.com.

Respectfully Submitted,

“Joseph Kahama”

Joseph K. Kahama

President

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 001-32500.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements.  Investors are referred to our description of the risk factors affecting the Company, as contained in our Form 20-F, File No. 001-32500, for more information concerning these risks, uncertainties, and other factors.